================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 7)


                           AAMES FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON SHARES, PAR VALUE $.001 PER SHARE                           00253A 2
--------------------------------------------------------------------------------
   (Title of class of securities)                               (CUSIP number)


                            Capital Z Management, LLC
                               54 Thompson Street
                               New York, NY 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 965-0800
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                to receive notices and communications)


                                  June 4, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 14 Pages)

================================================================================



NY2:\1161118\05\_VX@05!.DOC\10118.0003

----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 2 of 14 Pages
----------------------------------------------------------                --------------------------------------------------------
------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  SPECIALTY FINANCE PARTNERS


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [ ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS:  OO
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
-------------------------- -------- ----------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER                                                                          0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                              88,734,189
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                    0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                         88,734,189
------------- --------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                       88,734,189
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                          93.22%
              8.5%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   PN
------------- ----------------------------------------------------------- --------------------------------------------------------




                                       2


----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 3 of 14 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- -------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  CAPITAL Z FINANCIAL SERVICES FUND II, L.P.


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- -------------------------------------------------------------------------------------------------------------------
                                                                                                                         (A) [ ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (B) [X]
------------- -------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- -------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS: Not Applicable
------------- -------------------------------------------------------------------------------------------------------------------
                                                                                                                             [ ]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- -------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
------------- -------------------------------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER:                                                                        0
     SHARES
-------------------------- -------- ---------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                          88,734,189(1)
    OWNED BY
-------------------------- -------- ---------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                   0
   REPORTING
-------------------------- -------- ---------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                     88,734,189(1)
-------------------------- -------- ---------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                      88,734,189
------------- -------------------------------------------------------------------------------------------------------------------
                                                                                                                             [ ]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- -------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        93.22%
------------- ----------------------------------------------------------- -------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   PN
------------- ----------------------------------------------------------- -------------------------------------------------------

(1) Solely in its capacity as a general partner of Specialty Finance Partners.




                                       3


----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 4 of 14 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [ ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS:   Not Applicable
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
------------- --------------------------------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER:                                                                          0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                            88,734,189(2)
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                     0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                       88,734,189(2)
-------------------------- -------- ----------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                                   88,734,189
              REPORTING PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                          93.22%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   PN
------------- ----------------------------------------------------------- --------------------------------------------------------

(2) Solely in its capacity as a general partner of Specialty Finance Partners.




                                       4


----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 5 of 14 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  EQUIFIN CAPITAL PARTNERS, LTD.


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [ ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS:   Not Applicable
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Cayman Islands
-------------------------- -------- ----------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER:                                                                         0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                           88,734,189(3)
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                    0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                      88,734,189(3)
------------- --------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                       88,734,189
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                         93.22%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   CO
------------- ----------------------------------------------------------- --------------------------------------------------------

(3) Solely in its capacity as a general partner of Specialty Finance Partners.




                                       5


----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 6 of 14 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  CAPITAL Z PARTNERS, L.P.


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [ ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS:  Not Applicable
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
-------------------------- -------- ----------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER:                                                                         0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                           88,734,189(4)
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                    0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                      88,734,189(4)
------------- --------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                       88,734,189
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                         93.22%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   PN
------------- ----------------------------------------------------------- --------------------------------------------------------

(4) Solely in its capacity as the sole general partner of Capital Z Financial
    Services Fund II, L.P. and Capital Z Financial Services Private
    Fund II, L.P.



                                       6


----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 7 of 14 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  CAPITAL Z PARTNERS, LTD.


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [ ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS:  Not Applicable
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
-------------------------- -------- ----------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER:                                                                         0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                           88,734,189(5)
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                    0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                      88,734,189(5)
------------- --------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                       88,734,189
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                         93.22%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   CO
------------- ----------------------------------------------------------- --------------------------------------------------------

(5) Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Services Fund II, L.P.
    and Capital Z Financial Services Private Fund II, L.P.




                                       7


----------------------------------------------------------                --------------------------------------------------------
CUSIP No. 00253A 2                                              13D                         Page 8 of 14 Pages
----------------------------------------------------------                --------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------

 1            NAME OF REPORTING PERSON:  CAPITAL Z MANAGEMENT, LLC


              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [ ]
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                           (B) [X]
------------- --------------------------------------------------------------------------------------------------------------------

 3            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------

 4            SOURCE OF FUNDS: Not Applicable
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------- --------------------------------------------------------------------------------------------------------------------

 6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
-------------------------- -------- ----------------------------------------------------------------------------------------------

   NUMBER OF                  7     SOLE VOTING POWER                                                                          0
     SHARES
-------------------------- -------- ----------------------------------------------------------------------------------------------

  BENEFICIALLY                8     SHARED VOTING POWER:                                                                 210,000
    OWNED BY
-------------------------- -------- ----------------------------------------------------------------------------------------------

      EACH                    9     SOLE DISPOSITIVE POWER:                                                                   0
   REPORTING
-------------------------- -------- ----------------------------------------------------------------------------------------------

  PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                            210,000
------------- --------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                                                                                          210,000
------------- --------------------------------------------------------------------------------------------------------------------
                                                                                                                              [ ]
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------- --------------------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           0.22%
              8.5%
------------- ----------------------------------------------------------- --------------------------------------------------------

14            TYPE OF REPORTING PERSON:                                   OO
------------- ----------------------------------------------------------- --------------------------------------------------------


           This Amendment No. 7 to Schedule 13D with respect to Aames Financial Corporation is being filed by Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Capital Z Management, LLC, Specialty Finance Partners, Capital Z Financial Services Private Fund II, L.P., and Equifin Capital Partners, Ltd. (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on December 23, 1998, as amended February 19, 1999, August 11, 1999, April 12, 2000, June 30, 2000, July 24, 2000 and April 30, 2002.
Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

           Item 4.  Purpose of the Transaction.

           Item 4 of Schedule 13D is hereby amended by adding before the final paragraph of such item the following:

           Upon the terms and subject to the conditions of the Purchase Agreement, the Holders agreed to sell, and SFP agreed to purchase, an aggregate of $50,000,000 principal amount of Existing Debentures. At the closing of the transactions contemplated by the Purchase Agreement, the Holders delivered only an aggregate of $41,616,000 principal amount of the Existing Debentures to SFP. As a result, SFP purchased only $41,616,000 aggregate principal amount of Existing Debentures.

           Item 5.  Interest in Securities of the Issuer.

           Items 5(a)--(c) of Schedule 13D are hereby amended and restated in their entirety by substituting the following in lieu thereof:

           (a)  SFP

           As a result of such transactions, SFP has the right to acquire pursuant to Rule 13d-3 of the Exchange Act, and may be deemed to be the beneficial owner of, 88,734,189 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,186,637 shares of Common Stock outstanding (consisting of: (i) 6,452,448 shares of Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, (ii) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (iii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iv) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (v) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant,
(vi) 532,514 shares of Common Stock issuable upon conversion of the Existing Debentures, and (vii) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.22% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Capital Z

           In its capacity as a general partner of SFP, Capital Z may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,734,189 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,186,637 shares of Common Stock outstanding (consisting of: (i) 6,452,448 shares of Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, (ii) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (iii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iv) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (v) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, (vi) 532,514 shares of Common Stock issuable upon conversion of the Existing Debentures, and (vii) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.22% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Capital Z Private Fund

           In its capacity as a general partner of SFP, Capital Z Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,734,189 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,186,637 shares of Common Stock outstanding (consisting of: (i) 6,452,448 shares of Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, (ii) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (iii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iv) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (v) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, (vi) 532,514 shares of Common Stock issuable upon conversion of the Existing Debentures, and (vii) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.22% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Equifin

           In its capacity as a general partner of SFP, Equifin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,734,189 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,186,637 shares of Common Stock outstanding (consisting of: (i) 6,452,448 shares of Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, (ii) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (iii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iv) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (v) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, (vi) 532,514 shares of Common Stock issuable upon conversion of the Existing Debentures, and (vii) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.22% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Cap Z L.P.

           In its capacity as the sole general partner of Capital Z and Capital Z Private Fund, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,734,189 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,186,637 shares of Common Stock outstanding (consisting of:
(i) 6,452,448 shares of Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, (ii) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (iii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iv) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (v) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant,
(vi) 532,514 shares of Common Stock issuable upon conversion of the Existing Debentures, and (vii) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.22% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Cap Z Ltd.

           In its capacity as the sole general partner of Cap Z L.P., which is the general partner of Capital Z and Capital Z Private Fund, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,734,189 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,186,637 shares of Common Stock outstanding (consisting of: (i) 6,452,448 shares of Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, (ii) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (iii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iv) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (v) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, (vi) 532,514 shares of Common Stock issuable upon conversion of the Existing Debentures, and (vii) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.22% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Cap Z Management

           Capital Z Management may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 210,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,186,637 shares of Common Stock outstanding (consisting of:
(i) 6,452,448 shares of Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, (ii) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (iii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iv) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (v) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant,
(vi) 532,514 shares of Common Stock issuable upon conversion of the Existing Debentures, and (vii) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 0.22% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the shares of the Company's securities held by
SFP).

           (b)  SFP

           1. Sole power to vote or to direct the vote                     -0-
           2. Shared power to vote or to direct the vote                88,734,189
           3. Sole power to dispose or to direct the disposition           -0-
           4. Shared power to dispose of or to direct the disposition   88,734,189

           Capital Z

           1. Sole power to vote or to direct the vote                     -0-
           2. Shared power to vote or to direct the vote                88,734,189
           3. Sole power to dispose or to direct the disposition           -0-
           4. Shared power to dispose of or to direct the disposition   88,734,189

           Cap Z Private Fund

           1. Sole power to vote or to direct the vote                     -0-
           2. Shared power to vote or to direct the vote                88,734,189
           3. Sole power to dispose or to direct the disposition           -0-
           4. Shared power to dispose of or to direct the disposition   88,734,189

           Equifin

           1. Sole power to vote or to direct the vote                     -0-
           2. Shared power to vote or to direct the vote                88,734,189
           3. Sole power to dispose or to direct the disposition           -0-
           4. Shared power to dispose of or to direct the disposition   88,734,189

           Cap Z L.P.

           1. Sole power to vote or to direct the vote                     -0-
           2. Shared power to vote or to direct the vote                88,734,189
           3. Sole power to dispose or to direct the disposition           -0-
           4. Shared power to dispose of or to direct the disposition   88,734,189

           Cap Z Ltd.

           1. Sole power to vote or to direct the vote                     -0-
           2. Shared power to vote or to direct the vote                88,734,189
           3. Sole power to dispose or to direct the disposition           -0-
           4. Shared power to dispose of or to direct the disposition   88,734,189

           Cap Z Management

           1. Sole power to vote or to direct the vote                  210,000
           2. Shared power to vote or to direct the vote                   -0-
           3. Sole power to dispose or to direct the disposition        210,000
           4. Shared power to dispose of or to direct the disposition      -0-

           (c) On April 26, 2002, Capital Z entered into the Purchase Agreement. At the closing of the Purchase Agreement, SFP purchased $41,616,000 aggregate amount of the Existing Debentures pursuant to the Purchase Agreement. Reference is made to the Purchase Agreement described in Item 4 of Schedule 13D, which is incorporated herein by reference.

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: June 6, 2002

                             CAPITAL Z FINANCIAL SERVICES FUND II, L.P.,
                              a Bermuda limited partnership

                             By: Capital Z Partners, L.P., its General Partner
                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z PARTNERS, L.P.,
                              a Bermuda limited partnership

                             By: Capital Z Partners, Ltd., its General Partner


                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z PARTNERS, LTD.,
                              a Bermuda corporation

                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z MANAGEMENT, LLC,
                              a Delaware limited liability company

                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel



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
                             SPECIALTY FINANCE PARTNERS,
                              a Bermuda general partnership

                             By: Capital Z Financial Services Fund II, L.P.,
                                 its General Partner
                             By: Capital Z Partners, L.P., its General Partner
                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z FINANCIAL SERVICES PRIVATE
                               FUND II, L.P., a Bermuda limited partnership

                             By: Capital Z Partners, L.P., its General Partner
                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------------------
                                 Name: David A. Spuria
                                 Title: General Counsel


                             EQUIFIN CAPITAL PARTNERS, LTD.,
                               a Cayman Islands corporation

                             By: /s/ Mani A. Sadeghi
                                 ------------------------------------------
                                 Name: Mani A. Sadeghi
                                 Title: President, Chief Executive Officer
                                        and Director






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